                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                                   Cyrk, Inc.
                         ------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   232817 10 6
                             ----------------------
                                 (CUSIP Number)


                               Gregory P. Shlopak
                  Cyrk, Inc., 3 Pond Road, Gloucester, MA 01930
                                 (978) 283-5800
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                               September 30, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                  SCHEDULE 13D
----------------------                                        -----------------
CUSIP NO.  232817 10 6                                        PAGE 2 OF 9 PAGES
----------------------                                        -----------------
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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Gregory P. Shlopak
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]

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3.      SEC USE ONLY


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4.      SOURCE OF FUNDS*

        OO
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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                               [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
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                   7.  SOLE VOTING POWER



                       1,344,067

     NUMBER OF     -------------------------------------------------------------
      SHARES       8.  SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY          5,012,380*

       EACH        -------------------------------------------------------------
    REPORTING      9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH

                       1,344,067

                   -------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER


                       0
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        1,344,067*

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12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                            [ ]
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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        8.6%*

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14.     TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------

* GREGORY SHLOPAK IS FILING THIS STATEMENT ON SCHEDULE 13D BECAUSE HE IS A PARTY TO A CERTAIN SHAREHOLDERS AGREEMENT DESCRIBED HEREIN IN ITEMS 4 AND 6 AND ATTACHED HERETO AS EXHIBIT B PURSUANT TO WHICH HE MAY BE DEEMED TO BE A MEMBER OF A "GROUP" FOR PURPOSES OF SECTION 13(d)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AND PURSUANT TO WHICH HE MAY BE DEEMED TO HAVE SHARED VOTING POWER WITH RESPECT TO THE ELECTION OF CERTAIN DIRECTORS AS DESCRIBED MORE FULLY HEREIN IN ITEMS 4 AND 6. GREGORY SHLOPAK EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF ANY SHARES OF CYRK COMMON STOCK EXCEPT THOSE WITH RESPECT TO WHICH HE POSSESSES SOLE VOTING AND DISPOSITIVE POWER.

Schedule 13D
         Page 3 of 9 Pages
Gregory P. Shlopak



ITEM 1.  SECURITY AND ISSUER.


         This statement relates to the Common Stock, $.01 par value (the
"Common Stock"), of Cyrk, Inc. ("Cyrk" or the "Issuer"), a Delaware corporation, with its principal executive offices located at 3 Pond Road, Gloucester, MA 01930.


ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the person filing this statement is Gregory P. Shlopak (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

         The business address of the Reporting Person is c/o Cyrk, Inc., 3 Pond Road, Gloucester, MA 01930. The present principal occupation of the Reporting Person is Chief Executive Officer of Cyrk.

         During the last five years, the Reporting Person has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state security laws or finding any violation with respect too such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


         Pursuant to an Agreement and Plan of Merger, dated as of May 7, 1997 (the "Merger Agreement") by and among Cyrk, SMI Merger, Inc., a Delaware corporation and wholly owned subsidiary of Cyrk, ("SMI"), Simon Marketing Inc., a Nevada corporation ("Simon"), Eric Stanton and Allan I. Brown, each of Eric Stanton and Allan I. Brown received 920,069 shares of Common Stock and $12.5 million in cash from Cyrk on June 9, 1997 in exchange for all of Messrs. Stanton's and Brown's shares of Simon common stock, par value $.01 per share (the "Simon Common Stock"). Prior to the merger of Simon into and with SMI (the "Merger"), Eric Stanton and Allan I. Brown held all of the issued and outstanding shares of capital stock of Simon. On September 30, 1998, pursuant to an earn-out under the Merger Agreement, Allan I. Brown and the Eric Stanton Self-Declaration of Revocable Trust, u/a May 11, 1990, as amended (the "Stanton Trust") each received an additional 237,954 shares of Common Stock

Schedule 13D
         Page 4 of 9 Pages
Gregory P. Shlopak




at a per share price of $10.50625 per share (the "Earn-Out Shares"). Eric Stanton exercises sole investment control over the shares of Common Stock held by the Stanton Trust and retains the right to revoke the Stanton Trust without the consent of another person. A copy of the Merger Agreement is attached hereto as Exhibit A and is incorporated herein in its entirety by reference.



ITEM 4.  PURPOSE OF TRANSACTION.

         Cyrk and Simon are leading providers of promotional products and services. The Board of Directors of the companies deemed it advisable and in the best interests of the companies and their respective shareholders that Cyrk and Simon combine businesses and operations in order to advance their long-term business interests. Simon has had success in the youth market and in leveraging sports and entertainment properties. Cyrk has experience in loyalty and brand-building promotions.


         In connection with the Merger, Cyrk, Allan I. Brown, Eric Stanton, the Reporting Person and Patrick D. Brady entered into a Shareholders Agreement dated as of June 9, 1997 (the "Shareholders Agreement"). Pursuant to the terms of the Shareholders Agreement, Messrs. Brown, Stanton, Shlopak and Brady (each a "Shareholder" and collectively the "Shareholders") have agreed that at all meetings (and written actions in lieu of meetings) of stockholders at which directors are to be elected and at which the Reporting Person or Patrick Brady has nominated for election each Shareholder shall vote all of his shares to elect the Reporting Person or Patrick Brady, as the case may be, as a director of Cyrk. Currently, the Reporting Person and Patrick Brady are members of the Board of Directors of Cyrk (the "Board"). In addition, pursuant to the terms of the Shareholders Agreement, each of Allan I. Brown and Eric Stanton has the right, upon written request, to be appointed a member of the Board and within ninety (90) days of such request, the Board shall take all necessary action to increase the size of the Board and to appoint Eric Stanton and/or Allan I. Brown as a director. At each election of the class of directors to which Allan I. Brown or Eric Stanton are to be elected, as the case may be, and provided each of Allan I. Brown and Eric Stanton beneficially own at least five percent (5%) of the then issued and outstanding Common Stock of Cyrk, the Shareholders shall nominate Allan I. Brown and Eric Stanton, as the case may be, as a director. A copy of the Shareholders Agreement is filed herewith as Exhibit B and is incorporated herein in its entirety.



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Schedule 13D
         Page 5 of 9 Pages
Gregory P. Shlopak





         In addition, pursuant to a Contribution Agreement between the Issuer, Eric Stanton and Allan I Brown filed herewith as Exhibit D, each of Eric Stanton and Allan I. Brown intend to contribute 10,000 shares of Common Stock to the capital of the Issuer.


         Except as set forth above, the Reporting Person has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Cyrk or in the disposition of securities of Cyrk, (b) an extraordinary corporate transaction involving Cyrk or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of Cyrk or any of its subsidiaries, (d) any change in the present Board or management of Cyrk, (e) any material change in Cyrk's capitalization or dividend policy, (f) any other material change in Cyrk's business or corporate structure, (g) any change in Cyrk's charter or bylaws, or other instrument corresponding thereto, or other action which may impede the acquisition of control of Cyrk by any person, (h) causing a class of Cyrk's securities to be deregistered or delisted,
(i) a class of equity securities of Cyrk becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.


         (a) The Reporting Person may be deemed to be the beneficial owner of 5,012,380 shares of Common Stock representing approximately 32.2% of the issued and outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of all but 1,344,067 of these shares, of which (a) 74,401 of such shares are held by a private charitable foundation which the Reporting Person, as trustee, has sole voting and dispositive power and (b) 76,667 of such shares are exercisable within the next 60 days pursuant to stock options granted to the Reporting Person. The 1,344,067 shares beneficially held by the Reporting Person represents approximately 8.6% of the issued and outstanding shares of Common Stock.



         (b) The Reporting Person has the sole power to vote 1,344,067 shares of Common Stock and the shared power to vote 5,012,380 shares of Common Stock with respect to the election of certain directors pursuant to the Shareholders Agreement described herein in Item 3 and attached hereto as Exhibit B and incorporated in its entirety herein by reference. By virtue of the Shareholders Agreement, the Reporting Person may be deemed to be a member of a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934. The Common Stock collectively owned by the

Schedule 13D
         Page 6 of 9 Pages
Gregory P. Shlopak




Shareholders represents approximately 32.2% of the issued and outstanding Common Stock. The Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock except the 1,344,067 shares with respect to which he possesses sole dispositive power.


         (c) During the past 60 days, the Reporting Person has not effected any transactions in shares of Common Stock.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         SHAREHOLDERS AGREEMENT. Pursuant to Section 7.01(d)(i) of the Merger Agreement, Cyrk and each of the Reporting Person, Patrick Brady, Allan I. Brown and Eric Stanton have entered into a Shareholders Agreement, as further described in Item 4. The Stanton Trust was made a party to the Shareholders Agreement pursuant to an Assignment and Assumption Agreement (the "Assignment and Assumption Agreement") dated July 21, 1997 between Eric Stanton and the Stanton Trust whereby Eric Stanton assigned all of his rights and obligations under the Shareholders Agreement to the Stanton Trust.

         REGISTRATION RIGHTS AGREEMENT. The Common Stock issued to the Allan I. Brown and Eric Stanton in connection with the Merger are not registered securities within the meaning of the Securities Act of 1933, as amended (the "Act"). Pursuant to Section 7.01(d)(ii) of the Merger Agreement, Cyrk has granted to Allan I. Brown and Eric Stanton certain registration rights, set forth in a Registration Rights Agreement, dated June 9, 1997 among Cyrk, Allan
I. Brown and Eric Stanton (the "Registration Rights Agreement"). The Stanton Trust was made a party to the Registration Rights Agreement pursuant to the Assignment and Assumption Agreement whereby Eric Stanton assigned all of his rights and obligations under the Registration Rights Agreement to the Stanton Trust.

         At any time commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Internal

Schedule 13D
         Page 7 of 9 Pages
Gregory P. Shlopak




Revenue Code of 1986, as amended and any successor provisions thereto (the "Code"), (as determined by Cyrk and its counsel), if Allan I. Brown or the Stanton Trust requests that the company file a registration statement for at least 250,000 shares of the Common Stock held by Allan I. Brown and/or the Stanton Trust, then Cyrk shall use its best efforts to register the shares of Common Stock respectively held by each which have been respectively requested to be registered under the Act. Cyrk shall effect an aggregate maximum of three such "demand" requests, each of which must be made at least six months apart from the others.


         Additionally, commencing on June 9, 1999, or any earlier date pursuant to which the Merger will continue to qualify as a reorganization within the meaning of Section 368(a) of the Code (as determined by Cyrk and its counsel), if Cyrk proposes to register any shares of Common Stock for its own or others' account under the Act, other than a registration solely relating to employee benefit plans or to shares to be sold under Rule 145 of the Act, Cyrk shall give Allan I. Brown and the Stanton Trust prompt written notice of its intent. Upon written request of Allan I. Brown and the Stanton Trust, given within 15 days after receipt of such notice, Cyrk shall include in such registration all shares of Common Stock held by Allan I. Brown and the Stanton Trust specified in such written request, provided that such inclusion will not materially and adversely affect the offering.

         A copy of the Registration Rights Agreement is filed herewith as Exhibit C and is incorporated herein in its entirety.

         CONTRIBUTION AGREEMENT. Eric Stanton, Allan I. Brown and Cyrk entered into a Contribution Agreement where each of Eric Stanton and Allan I. Brown agreed to contribute 10,000 shares of Common Stock to the capital of the Issuer. A copy of the Contribution Agreement is filed herewith as Exhibit D and is incorporated in its entirety by reference.


         OPTION AGREEMENTS. Pursuant to Cyrk's 1993 Omnibus Stock Plan, the Reporting Person has entered into an Employee Incentive Stock Option Agreement and an Employee Non-Qualified Stock Option Agreement (collectively, the "Option Agreements") with Cyrk to purchase up to an aggregate of 230,000 shares of Common Stock, of which 76,667 of such shares are exercisable within the next 60 days. Copies of the Option Agreements are filed herewith as Exhibit E and are incorporated in their entirety by reference.

Schedule 13D
         Page 8 of 9 Pages
Gregory P. Shlopak



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Attached to this statement and filed with this statement as exhibits are the following documents:

         EXHIBIT A:     Agreement and Plan of Merger, dated May 7, 1997 by and
                        among Cyrk, SMI Merger, Inc., Simon Marketing, Inc.,
                        Allan I. Brown and Eric Stanton.

         EXHIBIT B:     Shareholders Agreement, dated June 9, 1997 by and among
                        Cyrk, Gregory P. Shlopak, Patrick D. Brady, Allan I.
                        Brown and Eric Stanton.

         EXHIBIT C:     Registration Rights Agreement, dated June 9, 1997 by and
                        among Cyrk, Allan I. Brown and Eric Stanton.

         EXHIBIT D:     Contribution Agreement dated June 9, 1997 by and between
                        Eric Stanton, Allan I. Brown and Cyrk, Inc.


         EXHIBIT E:     Employee Stock Option Agreements by and between
                        Cyrk, Inc. and Gregory P. Shlopak.




         The foregoing descriptions of the Agreement and Plan of Merger, the Shareholders Agreement, the Registration Rights Agreement, the Contribution Agreement and the Option Agreements are qualified in their entirety by reference to such agreements, copies of which are attached hereto.

Schedule 13D
         Page 9 of 9 Pages
Gregory P. Shlopak



SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November __, 1998                    /s/ Gregory P. Shlopak
                                    --------------------------------------
                                    Gregory P. Shlopak